Filed pursuant to Rule 424(b)(5)

Registration File No.: 333-80489

Prospectus Supplement

(To Prospectus dated June 30, 1999)

FX ENERGY, INC.

1,500,000 Shares

of Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 1,500,000 shares of our common stock to certain purchasers, pursuant to Stock Purchase Agreements dated July 3, 2007, with those certain purchasers, at a price of $8.63 per share.

We expect to issue the shares to the purchasers on or about July 9, 2007. Our common stock is listed on the Nasdaq Global Market under the symbol “FXEN.” On July 6, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $9.15 per share.

Before deciding whether to invest in our common stock, you should consider carefully the risks that we have described under the heading “Risk Factors” beginning on page S-2 of this prospectus supplement and certain of our filings with the Securities and Exchange Commission.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

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We have retained C. K. Cooper & Company, Inc. to act as the exclusive placement agent for us in connection with the shares offered by this prospectus supplement and the accompanying prospectus. We have agreed to pay C. K. Cooper the aggregate placement agent fees set forth in the table below. The placement agent is not purchasing or selling any of these shares nor is it required to sell any specific number or dollar amount of shares, but will use commercially reasonable efforts to arrange for the sale of the shares of common stock offered by this prospectus supplement. Please see the section entitled “Plan of Distribution” in this prospectus supplement.

	Per Share	Maximum Offering
Public offering price	$ 8.63	$12,945,000
Placement agent fees	$0.302	$ 453,075
Proceeds, before expenses, to us	$ 8.33	$12,491,925

We expect the total offering expenses, excluding placement agent fees, to be approximately $47,000 for all sales pursuant to the prospectus supplemented by this prospectus supplement. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the maximum amounts set forth above.

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C. K. COOPER & COMPANY, INC.

The date of this prospectus supplement is July 9, 2007.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This summary highlights selected information about us and this offering. This information is not complete and does not contain all the information you should consider before investing in our common stock pursuant to this prospectus supplement and the accompanying prospectus. You should carefully read this entire prospectus supplement and the accompanying prospectus, including “Risk Factors” contained in this prospectus supplement and in our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, incorporated by reference herein, and the financial statements and the other information that we incorporated by reference in this prospectus supplement, before making an investment decision.

This prospectus supplement and the accompanying prospectus dated June 30, 1999, are part of a registration statement on Form S-3 (File No. 333-80489) that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this “shelf” registration process, we may from time to time sell any combination of securities described in the accompanying prospectus in one or more offerings up to a total of $100 million.

These documents contain important information you should consider when making your investment decision. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement contains information about the shares issued in this offering. This prospectus supplement may add, update, or change information in the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus, or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with any other information.

This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy the shares offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

The information contained in the prospectus and the prospectus supplement is accurate only as of the dates of the prospectus and the prospectus supplement, respectively, regardless of the time of delivery of this prospectus supplement or of any sale of the shares.

ABOUT FX ENERGY

We are an independent gas and oil company focused on exploration, development, and production opportunities in the Republic of Poland, which has known productive areas that are underexplored, underdeveloped, and underexploited today. We believe the cooperative working environment with the Polish Oil and Gas Company and others allows us to operate effectively with in-country operating and technical personnel, access geological and geophysical data readily, and interact in general with governmental and industry contacts in Poland. Poland is a net importer of gas and oil, and its fiscal regime is favorable to foreign investment, which reinforce the attractiveness of Poland.

FX Energy was incorporated in Nevada in January 1989. The address of our principal executive office is 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, and our telephone number is 801-486-5555. Our website address is www.fxenergy.com. We do not incorporate the information on our website into this registration statement and prospectus, and you should not consider it part of this registration statement and prospectus.

For further information regarding us and our financial information, you should refer to our recent filings with the Securities and Exchange Commission. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

THE OFFERING

Common stock offered	1,500,000 shares
Common stock to be outstanding after the offering	37,487,405 shares, if all offered shares are sold
Use of proceeds	General working capital purposes and to fund planned exploration and development in our project areas in Poland. See “Use of Proceeds.”
Risk factors	An investment in our common stock involves risks. You should carefully read “Risk Factors” beginning on page S-2 before deciding to invest.
Nasdaq Global Market symbol	FXEN

The number of shares of common stock shown above to be outstanding after the offering is based on 35,987,405 shares outstanding on June 30, 2007, and excludes an aggregate of 6,356,204 shares that may be issued on the exercise of outstanding stock options or warrants, or the vesting of restricted stock awards.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS

An investment in our common stock offered through this prospectus supplement and the accompanying prospectus involves certain risks. You should carefully consider the specific risks relating to this offering set forth below and relating to our business set forth under the caption “Risk Factors” in our filings with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, incorporated by reference herein, before making an investment decision. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Risks Related to this Offering

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $8.63 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $7.49 per share in the net tangible book value of the common stock. See “Dilution” for a more detailed discussion of the dilution you will incur in this offering.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds from this offering to be used for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

As of June 30, 2007, we had approximately 35,987,405 shares of common stock outstanding. Additionally, if all warrants and options outstanding as of such date are exercised prior to their expiration, and all outstanding restricted stock awards vest prior to their expiration, approximately 6,356,204 additional shares of common stock could become freely tradable. Sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock and also could make it more difficult for us to raise funds through future offerings of common stock.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the Securities and Exchange Commission that are included or incorporated by reference in this prospectus supplement contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are subject to the “safe harbor” created by those sections. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions relating to, among other things:

•	future drilling and other exploration schedules and sequences for wells and other activities;
•	the future results of drilling individual wells and other exploration and development activities;
•	future variations in well performance as compared to initial test data;
•	the ability to economically develop and market discovered reserves;
•	the prices at which we may be able to sell oil or gas;
•	foreign currency exchange rate fluctuations;
•	exploration and development priorities and the financial and technical resources of the Polish Oil and Gas Company, our principal joint venture and strategic partner in Poland;
•	uncertainties inherent in estimating quantities of proved reserves and actual production rates and associated costs;
•	future events that may result in the need for additional capital;
•	the cost and availability of additional capital that we may require and possible related restrictions on our future operating or financing flexibility;
•	our future ability to attract industry or financial participants to share the costs of exploration, exploitation, development and acquisition activities;

•	future plans and the financial and technical resources of industry or financial participants;
•	uncertainties of certain terms to be determined in the future relating to our oil and gas interests, including exploitation fees, royalty rates and other matters;
•	uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland and the European Union; and
•	other factors that are not listed above.

These forward-looking statements are generally identified by words such as “expect,” “anticipate,” “intend,” “believe,” “hope,” “assume,” “estimate,” “plan,” and other similar words and expressions. Discussions containing these forward-looking statements may be found, among other places, in this prospectus supplement under the caption “Risk Factors,” in “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K and our quarterly reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the Securities and Exchange Commission. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus supplement except as required by law. Before deciding to purchase our securities, you should carefully consider the risk factors discussed here or incorporated by reference, in addition to the other information set forth in this prospectus supplement, the accompanying prospectus, and in the documents incorporated by reference.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of 1,500,000 shares of common stock in this offering will be approximately $12,445,000, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $500,000.

We will use the net proceeds of this offering for general working capital purposes and to pay for planned exploration activities, development and production facilities in our project areas and other costs in Poland. Depending on our circumstances at the time the net proceeds of this offering become available, if at all, we may use these net proceeds for purposes other than those described above. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government.

DILUTION

If you purchase our shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing the net tangible book value, tangible assets less total liabilities, by the number of outstanding shares of our common stock.

Our net tangible book value (unaudited) at March 31, 2007, was approximately $29.9 million or $0.84 per share, based on 35,703,236 shares of our common stock outstanding as of March 31, 2007. After giving effect to the sale of 1,500,000 shares of common stock by us at a public offering price of $8.63 per share, less our estimated offering expenses, our net tangible book value (unaudited) at March 31, 2007, would have been approximately $42.4 million, or $1.14 per share. This represents an immediate increase in the net tangible book value of $0.30 per share to existing stockholders and an immediate dilution of $7.49 per share to investors in this offering. The following table illustrates this per share dilution:

Public offering price per share	$8.63

Net tangible book value per share as of March 31, 2007 (unaudited)	0.84

Increase in net tangible book value per share after the offering	0.30

Net tangible book value per share after this offering	1.14

Dilution per share to new investors	$7.49

PLAN OF DISTRIBUTION

We have entered into a placement agency agreement, dated July 3, 2007, with C. K. Cooper & Company, Inc., or C. K. Cooper. Subject to the terms and conditions set forth in the placement agency agreement, C. K. Cooper has agreed to act as our exclusive placement agent in connection with this offering. C. K. Cooper is not purchasing or selling any shares offered by this prospectus supplement or the accompanying prospectus, nor is it required to arrange for the purchase or sale of any specific number or dollar amount of shares, but has agreed to use its commercially reasonable efforts to solicit offers for the purchase of all of the shares offered hereby.

C. K. Cooper proposes to arrange for the sale to one or more purchasers of the shares offered pursuant to this prospectus supplement and the accompanying prospectus directly through stock purchase agreements between the purchasers and us. There is no requirement that any minimum number of shares or dollar amount of shares be sold in this offering and there can be no assurance that we will sell all or any of the shares being offered.

The placement agency agreement provides that the issuance and sale of the shares pursuant to the stock purchase agreements and the obligations of C. K. Cooper under the placement agency agreement are subject to certain conditions precedent.

We have agreed to pay C. K. Cooper a fee equal to 3.5% of the gross proceeds from the sale of the shares in this offering. We have also agreed to reimburse C. K. Cooper for up to $25,000 of expenses incurred by it in connection with this offering. The estimated offering expenses payable by us, in addition to C. K. Cooper’s fee of $453,075, are approximately $47,000, which include legal, accounting and printing costs, reimbursement of certain expenses to C. K. Cooper, and various other fees associated with registering the shares. After deducting certain fees due to C. K. Cooper and our estimated offering expenses, we expect the net proceeds from this offering to be approximately $12,445,000 if the maximum number of shares is sold.

The following table shows the per share and total fee we will pay to C. K. Cooper in connection with the sale of the shares offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the shares offered hereby:

Per share	$0.302
Maximum offering total	$453,075

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering fees, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

We currently anticipate that the closing of this offering will take place on or about July 9, 2007. On the scheduled closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price;
•	C. K. Cooper will receive the placement agent’s fee in accordance with the terms of the placement agency agreement; and
•	we will deliver the shares to the investors.

We have agreed to indemnify C. K. Cooper against certain liabilities, including liabilities arising under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation.

Each of our officers and directors has agreed that, subject to certain limited exceptions, during the period ending 45 days after the date of this prospectus supplement, he will not, without the prior written consent of C. K. Cooper, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of common stock or any options or warrants to purchase any shares of common stock or any securities convertible into, exchangeable for, or that represent the right to receive shares of common stock.

The 45-day restricted period described above is subject to automatic extension such that, in the event that either: (1) during the last 17 days of the 45-day period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 45-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 45-day period, in which case the “lock-up” restrictions described above will, subject to limited exceptions, continue to apply until the date that is 18 days after the date of issuance of the earnings release or the occurrence of the material news or material event.

The placement agency agreement with C. K. Cooper, including the form of lock-up agreement as an exhibit thereto, and the form of stock purchase agreement for this offering were included as exhibits to our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on July 5, 2007, in connection with this offering.

LEGAL MATTERS

The validity of the securities being offered has been passed upon for us by Kruse Landa Maycock & Ricks, LLC, Salt Lake City, Utah.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus supplement and the accompanying prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered by this prospectus supplement and the accompanying prospectus.

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our public filings, including reports, proxy and information statements, are also available on the Securities and Exchange Commission’s web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below and any future filings (other than the portions thereof deemed to be “furnished” to the Securities and Exchange Commission pursuant to Item 2.02 or Item 7.01 of Form 8-K) we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 13, 2007.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the Securities and Exchange Commission on May 9, 2007.

3.

Our Current Reports on Form 8-K as filed with the Securities and Exchange Commission on January 10, 2007, January 16, 2007, January 25, 2007, January 30, 2007, January 31, 2007, February 5, 2007, February 6, 2007, February 20, 2007, March 27, 2007, April 6, 2007, April 12, 2007, April 19, 2007, May 21, 2007, May 30, 2007, June 11, 2007, June 14, 2007, and July 5, 2007.

4.

The description of our common stock contained in our Registration Statement on Form 8-K filed with the Securities and Exchange Commission on January 23, 2004, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at the following address: FX Energy, Inc., 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106; attention: Scott J. Duncan, telephone 801-486-5555, facsimile 801-486-5575, e-mail scottduncan@fxenergy.com.